Exhibit 99.1

iHuman Inc. Announces Acquisition of Businesses and Assets Related to All Knowledge and Perfect Lingo

BEIJING, China, May 31, 2026 — iHuman Inc. (NYSE: IH) (“iHuman” or the “Company”), a leading provider of tech-powered, intellectual development products in China, today announced that it has entered into certain asset transfer agreements to acquire the businesses and assets related to two products, All Knowledge (全知识) and Perfect Lingo (万词王) (the “Acquisitions”), for an aggregate consideration of RMB94.0 million, subject to potential two-way price adjustments and contingent earn-out payments.

All Knowledge is an app that focuses on humanities and AI literacy, providing users with AI-powered interactive access to knowledge across history, culture, literature, philosophy, art, and other humanities fields. All Knowledge features a number of systematic learning tools, including spatio-temporal views, historical timelines, and relationship graphs. It has also launched a series of ladder-style learning products, including Elite Youth Tianti, which is among China’s first batch of systematic general knowledge learning programs, Literature and History Tianti, which provides comprehensive and structured learning content for literature and history enthusiasts, and AI Tianti, which is designed to help users better apply, understand, and harness AI.

Perfect Lingo is an AI learning app designed to help users expand their vocabulary, improve pronunciation, and develop comprehensive English learning capabilities through real-life scenarios and video-based learning, extensive dictionaries, AI-powered assessment, intensive training exercises, and pronunciation practice, as well as a personalized AI learning system built around vocabulary learning.

Mr. Michael Yufeng Chi, founder and chairman of iHuman, commented, “We are pleased to announce the acquisition of the businesses and assets related to All Knowledge and Perfect Lingo. The Acquisitions represent not only an important step in expanding our product portfolio, but also a strategically meaningful move for us in the industry. All Knowledge and Perfect Lingo bring strong content, AI technology capabilities, deep understanding of the learning market across all age groups, and proven organizational execution in sales and services. All Knowledge and Perfect Lingo are highly complementary to our existing product ecosystem, and will open up new market opportunities for us. The addition of these products will also help us extend the boundaries of our services and the user groups we reach, while further expanding our product portfolio and AI capabilities, deepening our content offerings, diversifying our product ecosystem, and generating stronger synergies across our products. We believe this initiative will significantly enhance our market competitiveness and unlock substantial potential for future growth.

In addition, on behalf of the board of directors, I am pleased to announce the appointment of Mr. Teng Li from All Knowledge and Perfect Lingo as Co-Chief Executive Officer (Co-CEO) of iHuman, effective upon closing of the transactions. We are also pleased to welcome Ms. Congyu Lin as our new Chief Strategy Officer (CSO) to support the Company’s business development. Prior to joining iHuman, Ms. Congyu Lin held the position of Senior Vice President at Perfect World, and will bring her extensive experience in management and strategic planning to us. Mr. Li and Ms. Lin have each demonstrated outstanding leadership and deep expertise in their respective fields. Their addition will bring fresh energy and strategic vision to iHuman. We believe they will work closely with our existing management team to further drive the Company’s business development, open up broader market opportunities, and create more sustainable growth momentum,” Mr. Chi concluded.

Pursuant to the asset transfer agreements, the Company will conduct acquisition of the businesses and assets related to All Knowledge and Perfect Lingo, for considerations of RMB67.0 million and RMB27.0 million, respectively, subject to potential purchase price adjustments. The purchase prices would be adjusted downward to RMB51.0 million for All Knowledge and RMB21.0 million for Perfect Lingo if certain material adverse events occur. In addition, the sellers may be entitled to contingent earn-out payments of up to RMB29.0 million for All Knowledge and RMB12.0 million for Perfect Lingo in cash, subject to the achievement of certain financial conditions over the next three years. The Company engaged the valuation services of a “Big Four” accounting firm (the “Valuer”) to prepare an independent third-party valuation. The considerations were determined with the assistance of the Valuer. The Acquisitions, which constitute related party transactions due to the common control between the transferors and the Company, have been approved by the board of directors and the audit committee and are subject to customary closing conditions. The appointments of Mr. Teng Li and Ms. Congyu Lin have also been nominated by the Company’s nominating and corporate governance committee and approved by the board of directors.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Statements that are not historical facts, including statements about iHuman’s beliefs and expectations, are forward-looking statements. Among other things, the description of the management’s quotations in this announcement contains forward-looking statements. iHuman may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials, and in oral statements made by its officers, directors or employees to third parties. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: iHuman’s growth strategies; its future business development, financial condition and results of operations; its ability to continue to attract and retain users, convert non-paying users into paying users and increase the spending of paying users, the trends in, and size of, the market in which iHuman operates; its expectations regarding demand for, and market acceptance of, its products and services; its expectations regarding its relationships with business partners; general economic and business conditions; regulatory environment; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in iHuman’s filings with the SEC. All information provided in this press release is as of the date of this press release, and iHuman does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

About iHuman Inc.

iHuman Inc. is a leading provider of tech-powered, intellectual development products in China that is committed to making the child-upbringing experience easier for parents and transforming intellectual development into a fun journey for children. Benefiting from a deep legacy that combines nearly three decades of experience in the parenthood industry, superior original content, advanced high-tech innovation DNA and research & development capabilities with cutting-edge technologies, iHuman empowers parents with tools to make the child-upbringing experience more efficient. iHuman’s unique, fun and interactive product offerings stimulate children’s natural curiosity and exploration. The Company’s comprehensive suite of innovative and high-quality products include self-directed apps, interactive content and smart devices that cover a broad variety of areas to develop children’s abilities in speaking, critical thinking, independent reading and creativity. Leveraging advanced technological capabilities, including 3D engines, AI/AR functionality, and big data analysis on children’s behavior & psychology, iHuman believes it will continue to provide superior experience that is efficient and relieving for parents, and effective and fun for children, in China and all over the world, through its integrated suite of tech-powered, intellectual development products.

For investor and media enquiries, please contact:

iHuman Inc.

Mr. Justin Zhang

Investor Relations Director

Phone: +86-10-5780-6606

E-mail: ir@ihuman.com

Christensen Advisory

Ms. Alice Li

Phone: +86-10-5900-1548

E-mail: ihumangroup@christensencomms.com